

12/3/07

SEC 07008895 MMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury, Piret Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

200 State Street, 12th Floor, Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marguerite Piret (617) 367-7300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Shuman & Freedberg LLC
(Name - *if individual, state last, first, middle name*)

Three Tech Circle, P.O. Box 3030, Natick, MA 01760
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 1/17

OATH OR AFFIRMATION

I, Marguerite Piret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury, Piret Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (I) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors report on internal accounting control.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

CONTENTS



SULLIVAN SHUMAN FREEDBERG

Professional Excellence ▪ Client Focus

INDEPENDENT AUDITORS' REPORT

THE DIRECTOR AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Newbury, Piret Securities, Inc. (a wholly owned subsidiary of Newbury, Piret Companies, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbury, Piret Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan Shuman + Freedberg LLC

January 25, 2007

ssfcpa.com • 508-652-0000 • 508-651-8881 f
Three Tech Circle • PO Box 3030 • Natick MA 01760

Sullivan Shuman & Freedberg LLC • Certified Public Accountants

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CASH	$	4,408
MARKETABLE SECURITIES		21,328
	$	25,736

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE	$	1,438
ACCRUED EXPENSES		7,549
DUE TO PARENT COMPANY		391
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value		
Authorized 80,000 shares		
Issued 2,723 shares		2,723
Additional paid-in capital		20,637
Accumulated deficit		(7,002)
TOTAL STOCKHOLDER'S EQUITY		16,358
	$	25,736

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions and fee income	$	21,550
Investment income		895
		22,445
OPERATING EXPENSES		20,889
NET INCOME	$	1,556

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, December 31, 2005	$ 2,723	$ 20,637	$ (8,558)	$ 14,802
NET INCOME	-	-	1,556	1,556
BALANCE, December 31, 2006	$ 2,723	$ 20,637	$ (7,002)	$ 16,358

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net Income	$	1,556
Change in operating assets and liabilities:		
Accounts payable		1,055
Accrued expenses		1,542
Due to parent company		(3,659)
NET CASH PROVIDED BY OPERATING ACTIVITIES		494
INVESTING ACTIVITIES -		
Purchase of marketable securities		(896)
NET DECREASE IN CASH		(402)
CASH, beginning of year		4,810
CASH, end of year	$	4,408

The accompanying notes are an integral part of the financial statements.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

NOTES TO FINANCIAL STATEMENTS

A. Line of Business:

Newbury, Piret Securities, Inc. (the Company) is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15(c)3-3.

B. Summary of Significant Accounting Policies:

Commission Income:

Commission income is recognized based upon the trade date of the underlying transaction.

Marketable Securities:

Marketable securities represent readily marketable shares of a mutual fund invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $1.00.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Taxes on Income:

The Company files its tax returns on a consolidated basis with its parent company.

D. Related Party Transactions:

The Company is co-located with its parent. During 2006, under an agreement dated October 22, 2004, the Company charged its parent $21,550 for providing the use of its broker-dealer license. Similarly, under and an agreement dated on the same date, the Company paid $8,819 to its parent for its share of allocated indirect overhead costs and certain direct costs. The above amounts are charged and paid monthly and are subject to periodic review.

NEWBURY, PIRET SECURITIES, INC.

(A SUBSIDIARY OF NEWBURY, PIRET COMPANIES, INC.)

NOTES TO FINANCIAL STATEMENTS

E. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

F. Net Capital Requirement Under Rule 15(c)3-1:

The Company's net capital as calculated under the uniform net capital rule (rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2006	$	16,358
Haircut on marketable securities		(427)
Net capital as of December 31, 2006	$	15,931
Minimum required	$	5,000

Following is a reconciliation of the Company's net capital as calculated above to that shown on the Company's December 31, 2006 unaudited Part II of Form X-17A-5 filed previously:

Net capital as reported on Part II of Form X-17A-5	$	14,683
Adjustment to accrued expenses		1,248
Net capital as above	$	15,931



SULLIVAN SHUMAN FREEDBERG

Professional Excellence ▪ Client Focus

THE DIRECTOR AND STOCKHOLDER
NEWBURY, PIRET SECURITIES, INC.
BOSTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Newbury, Piret Securities, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ssfcpa.com • 508-652-0000 • 508-651-8881 f
Three Tech Circle • PO Box 3030 • Natick MA 01760

Sullivan Shuman & Freedberg LLC • Certified Public Accountants

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for information and use of the director, the sole stockholder, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan Shamon + Freedberg LLC

January 25, 2007

END